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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K/A

Amendment No. 1 to
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                              to

Commission file number 0-8570

  A.
  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING
  AND INVESTMENT PLAN

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  MANDALAY RESORT GROUP
  3950 Las Vegas Boulevard South
  Las Vegas, Nevada 89119

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors' Report, for the Year Ended December 31, 2001	3
Report of Independent Public Accountants, for the Years Ended December 31, 2000 and 1999	4
Risk Relating to the Lack of a Consent of Arthur Andersen LLP	5
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	6
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	7
Notes to Financial Statements	8-12
Supplemental Schedules:
Combining Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	13-14
Combining Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	15
Schedule of Assets Held for Investment Purposes December 31, 2001	16
Schedule of Reportable Transactions, for the Year Ended December 31, 2001	17

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of Mandalay Resort Group Employees' Profit Sharing and Investment Plan

        We have audited the accompanying statement of net assets available for benefits of Mandalay Resort Group Employees' Profit Sharing and Investment Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Mandalay Resort Group Employees' Profit Sharing and Investment Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
June 26, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Mandalay Resort Group:

        We have audited the accompanying statements of net assets available for benefits of MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND INVESTMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

        Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of the Combining Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999, the Combining Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000 and Reportable Transactions For the Year Ended December 31, 2000 are presented for purposes of additional analysis of the financial statements and are not a required part of the basic financial statements.

        The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Las Vegas, Nevada
June 7, 2001

Footnote to Arthur Andersen Audit Report:

This is a copy of a report previously issued by Arthur Andersen LLP (AALLP). That report has not been reissued by AALLP nor has AALLP provided a consent to the inclusion of its report in this filing.

RISK RELATING TO THE LACK OF A CONSENT OF ARTHUR ANDERSEN LLP

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP ("Andersen") to our incorporation by reference in the Registration Statement (Form S-8 No. 033-18278) relating to the Mandalay Resort Group Employees' Profit Sharing and Investment Plan (the "Plan") of Andersen's report, dated June 7, 2001, on the financial statements of the Plan as of, and for the year ended, December 31, 2000 (the "Prior Year Report"), with respect to the financial statements of the Plan included in this Annual Report on Form 11-K/A for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended (the "Securities Act"). The inability to obtain this consent from Andersen may limit your ability to recover, or even preclude any recovery, against Andersen pursuant to Section 11(a)(4) of the Securities Act of 1933 for any untrue statement of a material fact contained in the financial statements audited by Andersen or any omission to state a material fact required to be stated in those financial statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
CASH	$6,045,884	$5,530,083
CONTRIBUTIONS RECEIVABLE:
Employee	291,486	322,474
Employer	159,032	—
INVESTMENTS, at contract or market value:
Mandalay Common Stock Fund (cost of $11,913,054 and $11,859,333)	12,073,152	12,402,497
Fixed Income Fund (cost of $37,638,589 and $29,891,509)	37,638,589	29,891,509
General Common Stock Fund (cost of $13,199,066 and $10,752,739)	14,278,950	14,003,212
U.S. Government Securities Fund (cost of $3,151,932 and $1,886,450)	3,254,314	1,928,105
Capital Fund (cost of $8,303,522 and $7,013,279)	7,113,427	6,589,007
Small Capitalization Index Fund (cost of $5,962,305 and $5,029,554)	5,612,092	4,497,002
International Growth Fund (cost of $4,293,718 and $3,770,828)	3,079,253	3,458,748
ESOP Fund (cost of $7,350,107 and $8,154,979)	5,874,685	6,669,461

NET ASSETS	$95,420,864	$85,292,098

The accompanying notes are an integral part of these financial statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTRIBUTIONS:
Employee	$13,279,097
Employer automatic	5,141,302
Employer matching	954,248

Total contributions	19,374,647

INVESTMENT INCOME:
Interest	2,319,512
Cash dividends	517,328

Total investment income	2,836,840

INVESTMENT LOSSES:
Realized losses, net	(256,251)
Unrealized depreciation	(3,565,405)

Total net investment losses	(3,821,656)

INCREASE BEFORE DISTRIBUTIONS	18,389,831
BENEFIT DISTRIBUTIONS	(8,261,065)

INCREASE IN NET ASSETS	10,128,766
NET ASSETS, beginning of year	85,292,098

NET ASSETS, end of year	$95,420,864

The accompanying notes are an integral part of these financial statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

(1) Description of the Plan

        The following description of the Mandalay Resort Group Employees' Profit Sharing and Investment Plan (the "Plan") provides only general information. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

        The Plan was adopted as a 401(k) plan by the Board of Directors of Circus Circus Enterprises, Inc. in August 1985. Effective June 18, 1999, the Company's name was changed from Circus Circus Enterprises, Inc. to Mandalay Resort Group ("MRG"). The Plan has been approved by the Board of Directors of each of its wholly owned subsidiaries which are participating employers (collectively referred to as the "Company"). Certain other amendments have been made to the Plan from time to time, including those necessary to comply with Internal Revenue Service and Department of Labor guidelines.

        The Plan is administered by MRG except with respect to investments (see Note 2). Plan amendments must be approved by MRG's Board of Directors.

        The Plan is a voluntary defined contribution plan covering primarily nonunion employees of at least age 21 who have completed one year of service, including at least 1,000 hours of service as defined in the Plan. Employees may enter the Plan in January or July of each year coinciding with or next following the date that eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions

        Contributions to the Plan are limited under certain provisions of the Internal Revenue Code (the "Code").

  Employee Savings Contributions

          The Plan provides for each participant to contribute up to 15% of his/her compensation unless otherwise reduced to comply with limitations as contained in the Code. The participants may elect to have such contributions invested in any of seven investment options (see Note 2 "Investment Options").

          A 2% automatic employee contribution was effective April 1, 2001 and applies to those participants in the Plan who do not otherwise have an employee contribution agreement in effect and have not formally declined the automatic employee contribution.

          Savings contributions are accepted on the condition that they fall within certain limitations contained in the Plan document. Savings contributions that do not comply with those limitations are returned (with the earnings, if any, on such amount) to the participant after the Plan year end.

  Employer Automatic Contributions

          The Company contributes an amount to each eligible participant's account annually based on years of credited service (as defined). Automatic contributions, ranging from $250 for one year of credited service to $800 for eight or more years of credited service, are funded in cash.

  Employer Matching Contributions

          The Company matches 25% of participant savings contributions up to specified maximum amounts per participant ranging from $62.50 for one year of credited service to $200 for eight or more years of credited service. The contributions are funded in cash.

  Employer Discretionary Contributions

          The Plan also provides for discretionary contributions to be made by the Company, if approved by MRG's Board of Directors. No employer discretionary contributions had been made for the years ended December 31, 2001 and 2000.

Vesting

        Employer contributions and earnings thereon begin vesting in annual 25% increments after three years of service (as defined in the Plan) and are completely vested after six years of service. All employee contributions and earnings thereon are 100% vested.

        The Plan requires a participant to reach age 65 and to complete five years of Plan participation to qualify for normal retirement. All accounts are fully vested at the time of normal retirement. In the event of death or total disability (as defined) of a participant, the participant's accounts also become fully vested.

        Upon termination of employment prior to normal retirement, total disability or death, the unvested portion of a participant's account is forfeited. Such forfeitures of $292,235 occurring during the 2000 Plan year were allocated among the remaining participants in proportion to the respective participant's automatic contributions for the 2001 Plan year. Forfeitures for the 2001 plan year will be allocated among the remaining participants in proportion to the respective participant's automatic employer contributions for the 2002 Plan year.

Benefits

        The benefit to which a participant is entitled is paid in a lump sum. The following benefits are payable under the provisions of the Plan:

  Retirement Benefit

          Upon the later of reaching normal retirement age (65 years of age) or accumulating five years of Plan participation, a participant is entitled to a retirement benefit in an amount equal to 100% of the participant's account balance.

  Death Benefit

          In the event of the death of a participant, such participant's designated beneficiary is entitled to a death benefit in an amount equal to 100% of the participant's account balance.

  Disability Benefit

          In the event a participant becomes totally disabled (as defined), such participant is entitled to a disability benefit in an amount equal to 100% of the participant's account balance.

  Severance of Employment Benefit

          In the event a participant's employment with the Company is terminated (for reasons other than retirement, death or disability), such participant is entitled to a severance of employment benefit in an amount equal to the participant's vested account balance.

  Benefits Payable

          Net assets available for benefits at December 31, 2001 and 2000 include the market values of $678,798 and $345,666, respectively, for distributions to be paid subsequent to year end.

Concentrations of Credit Risk

        All investments of the Plan are stated at quoted market values as of the date of the statement. The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits. Realized gains/losses on investments sold and the unrealized gains/losses on investments held during the year are determined on a revalued cost basis.

(2) Investment Options

        Effective January 1, 1996, all employer contributions are made in cash and are directed to investment options in accordance with the participant's investment election as of the last day of the Plan year. All employee contributions are invested among the following seven investment options available under the Plan, at the direction of the participant. Employee contributions cannot be invested in the Employee Stock Option Plan ("ESOP") fund. Amounts in the ESOP fund represent employer contributions invested prior to January 1, 1996. No portion of the ESOP fund investments may be directed by participants into other funds prior to 1999. To the extent a participant does not specifically designate investment elections, undesignated amounts will be invested in Fund B, the Fixed Income Fund, unless Wells Fargo Bank (the "Trustee") designates a different default fund or until a designation can be obtained from the participant. The participant-directed investment options available are as follows:

  Fund A—Mandalay Common Stock Fund

          This Fund is invested by the Trustee, primarily in MRG common stock. The Trustee has discretion as to the timing and manner of purchasing shares of common stock. Cash dividends or interest, if any, are reinvested in this fund, and any stock dividends or shares issued pursuant to a stock split on the shares held by this fund will be added to this fund.

          The respective numbers of shares of MRG common stock held by this fund as of the dates indicated are as follows:

	December 31,
	2001	2000
Number of shares	564,166	565,356

  Fund B—Fixed Income Fund

          Investments in Fund B are generally invested by the Trustee in the Merrill Lynch Retirement Preservation Trust (the "Merrill Lynch Fund"), which is a collective trust fund available for investments by qualified retirement plans. The Merrill Lynch Fund's investment goal is to obtain high current income consistent with the preservation of capital and the maintenance of liquidity. The Merrill Lynch Fund is invested primarily in contracts issued by insurance companies and banks which provide for a return of principal plus interest, either periodically or at maturity. Investments may also include money market instruments. Merrill Lynch Trust Company ("Merrill Lynch") and Merrill Lynch Asset Management, L.P. (entities entirely owned, directly or indirectly, by Merrill

  Lynch & Co., Inc.) are the trustee and the investment advisor, respectively, of the Merrill Lynch Fund.

  Fund C—General Common Stock Fund

          This fund is invested by the Trustee in the S&P 500 Index Portfolio (the "Portfolio"), an investment fund constituting a part of the SEI Index Funds and managed by SEI Investments Fund Management. The Portfolio seeks to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Price Index.

  Fund D—U.S. Government Securities Fund

          This fund is invested by the Trustee in institutional shares of the Federated U.S. Government Securities Fund: 2-5 years (the "U.S. Fund"). The U.S. Fund invests in U.S. government securities to provide current income, and invests only in those securities with remaining maturities of five years or less.

  Fund E—Capital Fund

          This fund is invested by the Trustee in Class A shares of Merrill Lynch Capital Fund, Inc. (the "Capital Fund"). The Capital Fund seeks to achieve high total investment return consistent with prudent risk by investing in equity securities, corporate bonds or money market securities.

  Fund F—Small Capitalization Index Fund

          This fund is invested by the Trustee in the Small Capitalization Stock Portfolio of the Vanguard Index Trust (the "Small Cap Fund") and is administered by Vanguard's Core Management Group. The Small Cap Fund seeks to replicate the aggregate price and yield performance of the Russell 2000 Small Stock Index, a broadly diversified small-capitalization stock index consisting of approximately 2,000 common stocks.

  Fund G—International Growth Fund

          This fund is invested by the Trustee in the Scudder International Fund (the "International Fund"), one of a series of funds of Scudder International Fund, Inc. and is managed by Scudder Kemper Investments, Inc. The International Fund seeks long-term growth of capital by investing in a diversified portfolio of marketable stocks issued by non-U.S. companies, thus permitting participation in foreign economies having prospects for growth.

(3) Summary of Significant Accounting Policies

Basis of Accounting

        The Plan's financial statements are prepared on a modified accrual basis.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Plan Expenses

        Plan expenses, including accounting, legal, trustee and any other costs of administering the Plan, are paid by the Company or charged to the Plan at the discretion of MRG's Board of Directors. All Plan expenses during 2001 were paid by the Company.

Valuation of Investments

        Contributions to the Fixed Income Fund beginning in 1991 are placed in the Merrill Lynch Fund. The interest rate earned on such investments represents the weighted average rate determined by the individual contracts or investments that make up the Trust. The investment in such accounts reflected in the statements of net assets available for benefits is stated at the amount of the contributions plus the interest earned to date.

        The values of the General Common Stock Fund, U.S. Government Securities Fund, Capital Fund, Small Capitalization Index Fund and the International Growth Fund are based on the closing prices of the investments included in those funds at December 31, 2001 and 2000, respectively.

        The value of the MRG Common Stock Fund and the ESOP Fund are based on the latest available quoted closing price of the Company's common stock, which was $21.40 and $21.94 per share as of December 31, 2001 and 2000, respectively.

(4) Federal Income Taxes

        The Company received its latest determination letter from the Internal Revenue Service dated July 22, 1997, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

(5) Plan Termination

        Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan in whole or in part at any time.

(6) Recent Plan Amendments

        A Fifteenth Amendment to the Plan was approved by the Board of Directors on November 19, 2001, and amends the plan primarily to reflect provisions of the Economic Growth and Tax Relief Act of 2001 ("EGTRRA") and other recent law changes.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE—COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001

ASSETS	TOTAL	MANDALAY COMMON STOCK FUND FUND A	FIXED INCOME FUND FUND B	GENERAL COMMON STOCK FUND FUND C	U.S. GOVERNMENT SECURITIES FUND FUND D	CAPITAL FUND FUND E	SMALL CAPITALIZATION INDEX FUND FUND F	INTERNATIONAL GROWTH FUND FUND G	ESOP FUND
CASH	$6,045,884	$499,469	$3,943,196	$615,501	$186,746	$334,084	$232,321	$177,594	$56,973
CONTRIBUTIONS RECEIVABLE:
Employee	291,486	23,893	113,397	65,352	14,885	28,067	24,862	21,030	—
Employer	159,032	12,003	96,417	19,851	7,091	10,404	7,857	5,409	—
EMPLOYEE TRANSFERS	—	(111,750)	90,082	(119,590)	187,120	(28,640)	(24,452)	7,230	—
INVESTMENTS, at contract or market value:
Mandalay Common Stock Fund	12,073,152	12,073,152	—	—	—	—	—	—	—
Fixed Income Fund	37,638,589	—	37,638,589	—	—	—	—	—	—
General Common Stock Fund	14,278,950	—	—	14,278,950	—	—	—	—	—
U.S. Government Securities Fund	3,254,314	—	—	—	3,254,314	—	—	—	—
Capital Fund	7,113,427	—	—	—	—	7,113,427	—	—	—
Small Capitalization Index Fund	5,612,092	—	—	—	—	—	5,612,092	—	—
International Growth Fund	3,079,253	—	—	—	—	—	—	3,079,253	—
ESOP Fund	5,874,685	—	—	—	—	—	—	—	5,874,685
NET ASSETS	$95,420,864	$12,496,767	$41,881,681	$14,860,064	$3,650,156	$7,457,342	$5,852,680	$3,290,516	$5,931,658

The accompanying notes are an integral part of these statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE—COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000

ASSETS	TOTAL	MANDALAY COMMON STOCK FUND FUND A	FIXED INCOME FUND FUND B	GENERAL COMMON STOCK FUND FUND C	U.S. GOVERNMENT SECURITIES FUND FUND D	CAPITAL FUND FUND E	SMALL CAPITALIZATION INDEX FUND FUND F	INTERNATIONAL GROWTH FUND FUND G	ESOP FUND
CASH	$5,530,083	$488,826	$3,487,743	$634,987	$121,189	$341,192	$226,322	$187,679	$42,145
CONTRIBUTIONS RECEIVABLE:
Employee	322,474	35,407	83,104	87,259	13,356	38,088	33,574	31,686	—
Employer	—	—	—	—	—	—	—	—	—
EMPLOYEE TRANSFERS	—	(65,699)	7,607	139,802	16,739	(40,230)	49,670	(107,889)	—
INVESTMENTS, at contract or market value:
Mandalay Common Stock Fund	12,402,497	12,402,497	—	—	—	—	—	—	—
Fixed Income Fund	29,891,509	—	29,891,509	—	—	—	—	—	—
General Common Stock Fund	14,003,212	—	—	14,003,212	—	—	—	—	—
U.S. Government Securities Fund	1,928,105	—	—	—	1,928,105	—	—	—	—
Capital Fund	6,589,007	—	—	—	—	6,589,007	—	—	—
Small Capitalization Index Fund	4,497,002	—	—	—	—	—	4,497,002	—	—
International Growth Fund	3,458,748	—	—	—	—	—	—	3,458,748	—
ESOP Fund	6,669,461	—	—	—	—	—	—	—	6,669,461
NET ASSETS	$85,292,098	$12,861,031	$33,469,963	$14,865,260	$2,079,389	$6,928,057	$4,806,568	$3,570,224	$6,711,606

The accompanying notes are an integral part of these statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

SCHEDULE III

SUPPLEMENTAL SCHEDULE—COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

	TOTAL	MANDALAY COMMON STOCK FUND FUND A	FIXED INCOME FUND FUND B	GENERAL COMMON STOCK FUND FUND C	U.S. GOVERNMENT SECURITIES FUND FUND D	CAPITAL FUND FUND E	SMALL CAPITALIZATION INDEX FUND FUND F	INTERNATIONAL GROWTH FUND FUND G	ESOP FUND
CONTRIBUTIONS:
Employee	$13,279,097	$1,174,519	$4,677,964	$3,091,651	$669,914	$1,429,153	$1,202,998	$1,032,898	—
Employer automatic	5,141,302	379,346	3,466,463	514,893	156,923	282,211	193,805	147,661	—
Employer matching	954,248	78,390	572,743	120,306	36,880	64,304	46,315	35,310	—
Total contributions	19,374,647	1,632,255	8,717,170	3,726,850	863,717	1,775,668	1,443,118	1,215,869	—
INVESTMENT INCOME:
Interest	2,319,512	—	2,175,048	—	144,464	—	—	—	—
Cash dividends	517,328	9,412	—	182,883	—	244,696	65,809	12,196	2,332
Total investment income	2,836,840	9,412	2,175,048	182,883	144,464	244,696	65,809	12,196	2,332
INVESTMENT GAINS (LOSSES):
Realized gains (losses), net	(256,251)	96,964	—	(187,545)	3,220	(66,454)	(11,684)	(94,188)	3,436
Unrealized appreciation (depreciation)	(3,565,405)	(322,957)	—	(1,848,379)	62,797	(514,668)	140,939	(937,875)	(145,262)
Total net investment gains (losses)	(3,821,656)	(225,993)	—	(2,035,924)	66,017	(581,122)	129,255	(1,032,063)	(141,826)
TRANSFERS	—	(548,556)	1,487,628	(795,705)	765,598	(288,723)	(224,019)	(298,295)	(97,928)
BENEFIT DISTRIBUTIONS	(8,261,065)	(1,231,382)	(3,968,128)	(1,083,300)	(269,029)	(621,234)	(368,051)	(177,415)	(542,526)
INCREASE IN NET ASSETS	10,128,766	(364,264)	8,411,718	(5,196)	1,570,767	529,285	1,046,112	(279,708)	(779,948)
NET ASSETS, beginning of year	85,292,098	12,861,031	33,469,963	14,865,260	2,079,389	6,928,057	4,806,568	3,570,224	6,711,606
NET ASSETS, end of year	$95,420,864	$12,496,767	$41,881,681	$14,860,064	$3,650,156	$7,457,342	$5,852,680	$3,290,516	$5,931,658

The accompanying notes are an integral part of these statements.

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT DECEMBER 31, 2001

        At December 31, 2001 the Trustee held for the Plan the following investments:

	Number of Shares/Units	Cost	Contract/ Market Value
Mandalay Common Stock Fund*	564,166	$11,913,054	$12,073,152
Fixed Income Fund (Merrill Lynch Retirement Preservation Trust)	37,638,589	37,638,589	37,638,589
General Common Stock Fund (S&P 500 Index Portfolio—SEI Fund Management)	403,132	13,199,066	14,278,950
U.S. Government Securities Fund (Federated U.S. Government Securities Fund)	293,446	3,151,932	3,254,314
Capital Fund (Merrill Lynch Capital Fund)	266,121	8,303,522	7,113,427
Small Capitalization Index Fund (Vanguard Index Trust)	283,153	5,962,305	5,612,092
International Growth Fund (Scudder International Fund)	83,995	4,293,718	3,079,253
ESOP Fund* (Mandalay Common Stock)	274,518	7,350,107	5,874,685
	39,807,120	$91,812,293	$88,924,462

*
Party in interest

MANDALAY RESORT GROUP EMPLOYEES' PROFIT SHARING AND
INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE—REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
(In thousands, except number of transactions)

	PURCHASES
	Number of Transactions	Shares	Original Cost	Contract/ Market Value
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury	507	15,385	$15,385	$15,385
Merrill Lynch Retirement Preservation Trust	29	10,864	10,864	10,864
INDIVIDUALLY REPORTABLE TRANSACTIONS: N/A

	SALES
	Number of Transactions	Shares	Original Cost	Proceeds	Gain (Loss)
REPORTABLE TRANSACTIONS BY ISSUE:
SEI Trust Funds Treasury	401	21,009	$21,009	$21,009	—
Merrill Lynch Retirement Preservation Trust	16	3,117	3,117	3,117	—
INDIVIDUALLY REPORTABLE TRANSACTIONS: N/A

SIGNATURES

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Mandalay Resort Group, as Plan Administrator of the Mandalay Resort Group Employees' Profit Sharing and Investment Plan
June 28, 2002	By	/s/ GLENN SCHAEFFER Glenn Schaeffer President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

No.	Description
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Arthur Andersen LLP*

*
The consent of Arthur Andersen LLP has been omitted in reliance on Rule 437a under the Securities Act of 1933.

QuickLinks

INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
RISK RELATING TO THE LACK OF A CONSENT OF ARTHUR ANDERSEN LLP
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001
SUPPLEMENTAL SCHEDULE—COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001
SUPPLEMENTAL SCHEDULE—COMBINING STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2000
SUPPLEMENTAL SCHEDULE—COMBINING STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001
SUPPLEMENTAL SCHEDULE—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2001
SUPPLEMENTAL SCHEDULE—REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2001 (In thousands, except number of transactions)
SIGNATURES
EXHIBIT INDEX